UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)


                           Corvas International, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   221005-10-1
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                                 (CUSIP Number)





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----------------------                                   ----------------------
CUSIP No. 221005-10-1                   13G                 Page 2 of 6 Pages
----------------------                                   ----------------------

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          NAME OF REPORTING PERSON
          S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
   1
                   PGS International N.V., a Netherlands Corporation
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   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)      |_|
                                                               (b)      |X|
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   3      SEC USE ONLY
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          CITIZENSHIP OR PLACE OF ORGANIZATION
   4
                   Netherlands
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                                        SOLE VOTING POWER
                              5
        NUMBER OF
         SHARES         -------------------------------------------------------
       BENEFICIAL                      SHARED VOTING POWER
        LY OWNED              6
        BY EACH                                 See Items 4 and 6
       REPORTING        -------------------------------------------------------
         PERSON                        SOLE DISPOSITIVE POWER
          WITH                7

                        -------------------------------------------------------
                                       SHARED DISPOSITIVE POWER
                              8
                                                See Items 4 and 6
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          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   9
     1,334,793 Shares of Common Stock/Held by indirect and direct subsidiaries.
-------------------------------------------------------------------------------
          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
   10
                                      |-|
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          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
   11
                   9.7%
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          TYPE OF REPORTING PERSON
   12
                   CO
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                          ITEMS 1-10 OF AMENDMENT NO. 2
                         AND RESTATEMENT OF SCHEDULE 13G
                           OF PGS INTERNATIONAL N.V.,
                            A NETHERLANDS CORPORATION


               This restated Schedule 13G is being filed by PGS International N.V., a Netherlands corporation ("PGS Netherlands") which is the beneficial owner of 1,334,793 shares of Common Stock of Corvas International, Inc. (the "Company") (the "Shares") to report the acquisition of PGS Netherlands by Hoechst Schering AgrEvo GmbH, a German corporation ("Hoechst Schering AgrEvo"). Hoechst Schering AgrEvo is a joint-venture owned by Hoechst AG ("Hoechst") and Schering AG ("Schering"). Both Hoechst and Schering are German corporations.

               On February 12, 1993 Plant Genetic Systems, N.V., a Belgian corporation ("PGS") filed a Schedule 13G to report beneficial ownership of 1,334,793 Shares. The Shares were held through Chelsea N.V. ("Chelsea"), a wholly owned subsidiary of PGS. Through Chelsea, PGS had sole power to direct the vote and to direct the disposition of the Shares.

               The Schedule 13G was amended on February 16, 1994 to report the sale of 300,000 Shares by Chelsea to PGS International N.V., a Belgian corporation ("PGS Belgium"). PGS Belgium owns 100% of the stock of PGS. The Amendment No. 1 to the Schedule 13G specified that PGS Netherlands was organized in November 1993 through a share exchange by the shareholders of PGS Belgium and exercised sole voting and investment control over the Shares still held by Chelsea and PGS Belgium.

               As a result of its acquisition by Hoechst Schering AgrEvo, PGS Netherlands is no longer PGS Belgium's and Chelsea's ultimate parent company. PGS Netherlands is now a wholly owned subsidiary of Hoechst Schering AgrEvo. PGS Netherlands still holds the Shares through Chelsea and PGS Belgium, but shares voting and investment control over the Shares with its direct parent company Hoechst Schering AgrEvo.


Item 1.    Name of Issuer.

(a) -- (b) The issuer is Corvas International, Inc. and has its principal executive offices at 3030 Science Park Road, San Diego, California 92121.

Item 2.    Name of Filing Person.

(a) This restated statement on Schedule 13G is being filed by PGS International N.V.


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(b)         The address of the principal business office of PGS International
            N.V. is Prins Hendrikiaan 20, 1075 BC Amsterdam, The Netherlands.

(c)         PGS International N.V. is a Netherlands corporation.

(d)         This Statement refers to the Common Stock of Corvas International,
            Inc.

(e)         The CUSIP number is 221005-10-1.

Item 3.     Filings Pursuant to Rule 13d-1(b) or 13d-2(b).

            Not applicable.

Item 4.     Ownership.

(a) PGS Netherlands shares power to direct the vote and to direct the disposition of the aggregate 1,334,793 Shares described herein with its parent company. 1,034,793 Shares are held directly by Chelsea and 300,000 Shares are held directly by PGS Belgium.

(b) The aggregate 1,334,793 Shares held by Chelsea and PGS Belgium represent 9.7% of the outstanding shares of the Company's Common Stock. Percentage ownership of the Company's Common Stock is based on the number of outstanding shares of Common Stock as reported in the Company's Form 10-Q for the quarter ended September 30, 1996.

(c) As mentioned above, PGS Netherlands shares voting and investment power with its direct parent company Hoechst Schering AgrEvo.

Item 5.     Ownership of Five Percent or Less of a Class.

            Not applicable.

Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

            As stated in Item 4 above, PGS Netherlands holds 9.7% of the Common Stock through PGS Belgium and Chelsea, of which it is a parent company. PGS Netherlands is a wholly owned subsidiary of Hoechst Schering AgrEvo, a German corporation owned by Hoechst AG and Schering AG.


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Item 7.     Identification and Classification of the Subsidiary Which Acquired
            the Security Being Reported on By the Parent Holding Company.

            Not applicable.

Item 8.     Identification and Classification of Members of the Group.

            Not applicable.

Item 9.     Notice of Dissolution of Group.

            Not applicable.

Item 10.    Certification.

            Not applicable.


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               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


                                             PGS INTERNATIONAL N.V.


Date:     February 3, 1997                   By:  /s/ JAN LEEMANS
                                                  ------------------------
                                                  Name:  JAN LEEMANS
                                                  Title: DIRECTOR

Date:     February 3, 1997                   By:  /s/ WILFRIEDE VAN ASSCHE
                                                  ------------------------
                                                  Name:  WILFRIEDE VAN ASSCHE
                                                  Title: CORPORATE SECRETARY


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